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                                                                    Exhibit 20.1


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                                                  [LOGO]
MEDICONSULT.COM                                   ACCENTHEALTH



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             MEDICONSULT.COM AND ACCENTHEALTH ANNOUNCE INTENTION TO MERGE

           MERGER TO CREATE LEADING PROVIDER OF "DIRECT-TO-CONSUMER" HEALTH
                               INFORMATION AND SERVICES


NEW YORK (AUGUST 19, 1998) -- Mediconsult.com, Inc. (OTC:MCNS) today announced its intention to acquire for stock all the outstanding shares of AccentHealth, Inc. (formerly Better Health Network, Inc.) in a transaction valued at approximately $40 million.

     The merged company will become a leading provider of "direct-to-consumer" medical information and services on and off the Internet, by combining the popular Mediconsult.com web site and the AccentHealth video programming produced exclusively by Turner Private Networks and CNN, which is delivered to more than 40,000 doctors' officers nationwide.

     The merger will create the industry's only media outlet that speaks directly to consumers through targeted television programming and a patient-focused web site. Both companies are considered early leaders in the growing movement to give patients and their families reliable information to help them take control of their health and medical care.

     AccentHealth's CNN-produced healthy lifestyle video program is seen by more than 8 million viewers monthly in the waiting rooms of their health care providers. The company's award-winning programming addresses preventing and coping with disease, nutrition, fitness, parenting, safety and other general health issues.

     Mediconsult.com's web site, WWW.MEDICONSULT.COM, provides authoritative, consumer-friendly medical information to some 15,000 people daily. Its news, on-line medical specialists, journals, and support groups focus on more than 50 medical conditions, which together affect 125 million patients in North America. The company also consults with leading pharmaceutical companies on how to effectively reach their customers on-line.

     The companies share many sponsors, advertisers and clients. As a group, they include many leading pharmaceutical and consumer marketing companies:
Baylor Health Care Systems, Biogen, Blue Shield of California, Bristol-Myers Squibb, Cancer Treatment Centers of America, Eli Lilly, Fisher Price, Novartis, Pfizer, Pharmacia & Upjohn, Procter & Gamble, Schering Plough, and Warner-Lambert.

     With a corporate treasury of more than $10 million, and the opportunity to access the public capital markets, the merged company will be well positioned to consolidate a leadership position in the consumer health information arena and accelerate its growth strategy.

     Robert A. Jennings, CEO of Mediconsult.com, and Grover C. Wrenn, CEO of AccentHealth issued the following joint statement regarding the merger:


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     "We are pleased to announce our intention to merge Mediconsult.com and
AccentHealth. Independently, we have developed complementary areas of expertise in the delivery of health and medical information directly to consumers. Together we will meet the needs of consumers requiring up-to-date medical information, assist health care providers by enhancing patient satisfaction and patient education and, provide targeted marketing solutions for pharmaceutical and other health care companies seeking to reach health-conscious consumers"

     "We already have a number of mutual clients, primarily pharmaceutical companies. Together we will offer a more comprehensive, targeted solution to their marketing and advertising needs. While advertising and content licensing agreements are an immediate and continuing source of revenues, an additional opportunity for the merged company lies in leveraging our existing and new visitor traffic in the emerging area of e-commerce. Offering products and services directly to a market of hundreds of millions of patients looking for health solutions on the Internet and in physicians' offices is a powerful economic opportunity we will exploit to the fullest."

     "More than 100 million people currently view our web site and video programming annually, and we expect this merger to increase both the growth of our viewership and our sponsors. Our combined technologies offer a cost-effective, interactive, and far-reaching systems to deliver credible, independent medical information directly into the hands of the patient."

ABOUT THE COMPANIES

Mediconsult.com's web site, WWW.MEDICONSULT.COM, attracts more than 15,000 visitors daily as a popular on-line resource for patients, their families and friends. This award-winning web site provides a comprehensive range of interactive patient-oriented services, including information about treatment options, recent medical findings and journal reports, drug information and clinical trials, and access to moderated on-line support groups. Sponsors, advertisers, and clients include: Baylor Health Care Systems, Blue Shield of California, Biogen, Bristol-Myers Squibb, Cancer Treatment Centers of America, Deutsche Post, Eli Lilly, IBM, Novartis and Pfizer.

AccentHealth, Inc., based in Tampa Florida, is the leading point-of-care media company providing consumer health information through a healthy lifestyle video program which is currently seen by more than 8 million viewers per month in the offices of more than 40,000 health care providers throughout the United States. The company's award-winning programming is produced by Turner Private Networks, Inc. and CNN's Emmy-award winning Health Production Unit. AccentHealth provides educational information in an entertaining format on topics such as disease prevention and care, nutrition, fitness, parenting, safety and other general health issues. Current sponsors include leading national brands from companies including Procter & Gamble, Schering Plough, Warner-Lambert, Fisher Price, and Pharmacia & Upjohn.

It is anticipated that the merger will be completed in the fourth quarter of 1998 following execution of a definitive acquisition agreement and shareholder approval.

FOR MORE INFORMATION, CONTACT:

Mediconsult.com, Inc.
John Jennings, Director of Investor Relations
1-888-316-1133
JJENNINGS@MEDICONSULT.COM

AccentHealth, Inc.
Barbara Grinnell-McKay, 813-281-8775
BGRINNELL@ACCENTHEALTH.COM


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Corporate Ink
Amy Bermar, 1-617-969-9192
AMYBERMAR@CORPORATEINK.COM




Certain statements in this release, such as the Company's commitment to being the leading consumer health information company, are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include such factors as acceptance of the Company's products and services, competition and other risks described in the Company's filings with the Securities and Exchange Commission, including the report on Form 10-KSB for the year ended December 31, 1997.

All trademarks mentioned belong to their respective owners. Additional Company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.